Exhibit 99.1

Tempo Offices, Unit B9,

431 Roberts Rd, Subiaco,

Western Australia, 6008

Tel: + 618 6313 3975

Fax: + 618 6270 6339

Email: invest@missionnewenergy.com

8 September 2014

ASX ANNOUNCEMENT

Mission Wins Material Legal Suit

- KNM Process Systems Found Liable -

Mission NewEnergy Limited (ASX:MBT) is pleased to announce that the High Court in Malaysia has ruled that its subsidiary Mission Biofuels Sdn Bhd (MBSB) is not liable to pay several unpaid Invoices amounting to approximately US$800,000 to Axens, the technology supplier of MBSB’s 250,000 tpa biodiesel plant. Instead the court ruled that KNM Process Systems Sdn Bhd, the contractor, is the party that is liable to make the material payment to Axens.

KNM failed to pay Axens who then sought to recover the payment from KNM and/or Mission. During the trial KNM claimed that it should be MBSB’s responsibility to pay Axens and not KNM’s.

The Court further allowed MBSB’s counter claim against KNM for several invoices amounting to approximately USD370,000 that MBSB had paid on behalf of KNM to Axens.

Nathan Mahalingam, Group CEO of Mission said “We are extremely pleased with the outcome of this case because it again demonstrates KNM’s obligations under the EPCC contract to build the 250,000 tpa refinery, which is the subject of an existing arbitration process in Malaysia.”

-	Announcement Ends -

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton

Phone: +61 8 6313 3975

Email: james@missionnewenergy.com